UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2003.

NORTHGATE EXPLORATION LIMITED

(Translation of registrant’s name into English)

2050 — 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3R5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 401-F:

Form 20-F [   ]      Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]      No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Registrant:
Northgate Exploration Limited

Date: July 7, 2003.

(signed)

Kenneth G. Stowe President and Chief Executive Officer

News Release NORTHGATE EXPLORATION LIMITED Stock Symbol: NGX Exchange Codes: TSX Website: www.northgateexploration.ca

Northgate Exploration to be Listed on the American Stock Exchange

Common Shares to commence trading on Friday, July 11, 2003

VANCOUVER, July 7, 2003 – Northgate Exploration Limited (“Northgate”) is pleased to announce that it has received approval for a listing of its common shares on the American Stock Exchange (“AMEX”). Trading is expected to commence on Friday, July 11, 2003 at 9:30 AM (EDT) under the symbol NXG.

Ken Stowe, Northgate’s President and CEO commented, “We are delighted to have been approved for a listing on the AMEX, joining the large group of our peers in the gold mining industry who have dual listings on both the Toronto Stock Exchange (“TSX”) and the AMEX. We believe that our new AMEX listing will make it easier for our existing shareholders in the USA to follow Northgate and will present a great opportunity to introduce a large group of new investors to Northgate who are restricted either by convenience or by regulation, to investing only in gold equities listed on U.S. exchanges. As a result, we believe our AMEX listing is going to further enhance the liquidity of our common shares and raise the profile of Northgate in the capital markets.”

For further information regarding the American Stock Exchange, please visit http://www.amex.com.

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Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation’s principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an inferred resource of 6.6 million ounces of gold and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX.

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This press release includes certain “forward-looking statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements include without limitation, statements regarding future production, potential mineralization and reserves, exploration results and future plans and objectives of Northgate Exploration Limited (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading “Risk Factors” in Northgate’s 2002 Annual Report and under the heading “Trends, Risks and Uncertainties” in Northgate’s 2002 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov).

For further information, please contact:

Mr. Terry A. Lyons Chairman 604-669-3141	Mr. Ken G. Stowe President and Chief Executive Officer 416-359-8641